UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number 001-37626

Mesoblast Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu

Chief Executive Officer and Executive Director

Level 38

55 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On June 24, 2020, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, application for quotation of additional securities (Appendix 3G), which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

On June 24, 2020, Mesoblast submitted Change in Director’s Interest Notice forms to the Australian Securities Exchange, copies of which are attached to this report as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Charlie Harrison

Charlie Harrison
Company Secretary

Dated: June 26, 2020

INDEX TO EXHIBITS

Item

99.1	Appendix 3G of Mesoblast Ltd, dated June 24, 2020.
99.2	Appendix 3Y of Mesoblast Ltd, dated June 24, 2020.